Cardero Resource Corporation

Summary Report

on the Incahuasi Gold Project

Located in Catamarca province of

Northwest Argentina

25o25’35’’S, 67o11’05’’W

(WGS 84, UTM Sec. 19 J 0682600E 71786400N)

Prepared for:

Cardero Resource Corporation

Suite 1900 – 1177 West Hastings Street

Vancouver, B.C., Canada

V6E 2K3

Prepared by:

Michael Henrichsen M.Sc., P.Geo.

Red Viking Consulting

R.R. #1 V67

Bowen Island, B.C., Canada

V0N 1G0

January 20, 2008

Summary Report on the Incahuasi Gold Project

Table of Contents

1.0

Summary

2.0

Introduction

2.1

Terms of Reference

3.0

Reliance on Other Experts

4.0

Property Description and Location

4.1

Area and Location

4.2

Claims and Agreements

4.3

Environmental Requirements

4.4

Permits

5.0

Accessibility, Climate, Local Resources Infrastructure and Physiography

5.1

Access

5.2

Physiography and Climate

5.3

Local Resources

5.4

Infrastructure

6.0

History

7.0

Geological Setting

7.1

Regional Geology

7.2

Property Geology

7.2.1

Property Lithology

7.2.2

Hydrothermal Alteration

7.2.3

Structural Geology

8.0

Deposit Types

9.0

Mineralization

9.1

Dead Man’s Shear Zone

9.2

Western Shear Zone

9.3

Western Vein Group

10.0

Exploration

10.1

Reconnaissance sampling

10.2

Detailed 1:1000 Structural and Alteration Mapping

10.3

Underground Sampling Program

10.4

Trenching of the Dead Man’s Shear Zone

10.5

Trenching of the Western Vein Group

10.6

Time Domain Induced Polarization Survey

11.0

Drilling

11.1

Historical Drilling

11.2

2007 Diamond Drill Program Results

11.3

Discussion and Interpretation of Drill Program Results

11.3.1

DDH-07-IH-001

11.3.2

DDH-07-IH-002

11.3.3

DDH-07-IH-003

11.3.4

DDH-07-IH-004

11.3.5

DDH-07-IH-005

12.0

Sampling Method and Approach

13.0

Sample Preparation, Analysis, and Security

14.0

Data Verification

15.0

Adjacent Properties

16.0

Tailings Sampling and Scoping Level Metallurgical Test Work

17.0

Mineral Resource and Mineral Reserve Estimates

18.0

Interpretation and Conclusions

19.0

Recommendations

19.1

Exploration Program

19.2

Budget

20.0

References

21.0

Certificate of Qualified Person

List of Tables

Table 1:

Claim Data

Table 2:

Reconnaissance Sampling Summary

Table 3:

Assay Results from Material Scattered Around Former Mill

Table 4:

Significant Results from Underground Sampling Program

Table 5:

DMSZ Trench Location Data

Table 6:

Significant Results form DMSZ Trenching Program

Table 7:

WVG Trench Location Data

Table 8:

Results from Continuous Chip Sampling of Trench INWVTR04

Table 9:

Calculated Mineralized Intervals from INWVTR04

Table 10:

IP Line Location Data

Table 11:

Location and Orientation of 2007 Diamond Drill Holes

Table 12:

Summary Results of 2007 Diamond Drill Program

Table 13:

Fine Tailings Trench Location Data

Table 14:

Waste Rock Pile Trench Location Data

Table 15:

Gold Recovery Test Results from Tailings Dump and Waste Rock Pile

Table 16:

Recommended Drill Program

List of Figures

Figure 1:

Location Map

Figure 2:

Claim Map

Figure 3:

Satellite image outlining ruins that form National Monument on the Incahuasi property

Figure 4:

Tectonic Setting Map

Figure 5A:

Simplified Property Geology Map highlighting property structure

Figure 5B

Simplified Property Map Highlighting Lithology and Quartz Veins

Figure 6:

Property Scale Structural Setting Map

Figure 7:

Schematic Cross Section depicting Structural Setting

Figure 8:

Primary Target Areas and Mineralized Zones

Figure 9:

Schematic Cross Section across the DMSZ and WVG

Figure 10:

Extent of Underground and Surficial Workings from the across the Incahuasi Property

Figure 11:

Extent of Underground Sampling Program Conducted on the Incahuasi Property

Figure 12:

DMSZ Trench Location Map

Figure 13:

Equal Area Stereonet Projection of fold quartz veins within the DMSZ.

Figure 14:

Time Domain IP Line Location Map

Figure 15:

An Example of Typical Results from Time Domain IP Program

Figure 16:

Schematic Cross Section Illustrating the Trace of DDH-07-IH-001

Figure 17:

Schematic Cross Section Illustrating the Traces of DDH-07-IH-003 – DDH-07-IH-005

Figure 18:

Map of Recommended Drill Program

1.0

Summary

The Incahuasi property is located in the Puna region of northwest Argentina at an altitude of 4100 meters.  The property spans an historic underground gold mine that has undergone intermittent production from pre-Hispanic times.  Major production occurred from 1936 -1954 where the Nueva Compania de Incahuasi reportedly averaged 14.21 g/t Au (Gonzales, 1999), with local bonaza grades of up to 300 g/t au.  The property consists of five mine concessions (‘minas’) and four surrounding exploration licenses (‘cateos’) covering 2832 hectares. The cateos are held 100% by Cardero and the minas are held by a private individual with whom Cardero has a right to earn 100% interest subject to a 2% NSR.

The Incahuasi property is situated within the Ordovician Santa Victoria Group passive margin sequence that extends from northwest Argentina through Bolivia and Peru.  This sequence of sedimentary rocks is well known in all three countries for hosting gold mineralization in quartz veins.  The mineralization, alteration, and structural characteristics of the Incahuasi property are consistent with the SHV (Sedimentary Hosted Vein) deposit model as defined by Klipfel (2005).

Au mineralization on the Incahuasi property occurs over a 900 x 450 meter area.  Detailed sampling and structural mapping have resulted in the identification of three main target areas: 1) the Dead Man’s Shear Zone (DMSZ), 2) the Western Shear Zone (WSZ), and 3) the Western Vein Group (WVG).  Structural controls on mineralization are deemed critical on the Incahuasi property and the following structural interpretation has been developed to design an effective exploration model.

The Santa Victoria Group sediments were subjected to fold and thrust deformation during the late Ordovician Ocloyic orgeny (Bahlburg and Herve, 1997) that produced well developed west verging thrust related shear zones and folds that host Au mineralization on the property.  These gold bearing structures have been offset (10’s of meters) by Tertiary (?) aged west verging thrust faults.

The primary target area is the DMSZ. This structure has a recognized strike length of 900 meters and an average width of approximately 10 meters. It has been the focus of historical production on the property being mined on six levels to a depth of 130 meters.  Mineralization along this shear zone is open at depth and to the north and south, and provides an attractive exploration target.  The WSZ represents a secondary target on the property and is interpreted to be a minor splay off of the DMSZ.  The structure has an exposed strike length of 340 meters and has been mined on three levels to a depth of 90 meters.  The presence of the WSZ indicates the possibility that other similar blind structures may be present at depth.  Finally the WVG provides a bulk tonnage style of target with Au bearing quartz veins occurring over a 200 x 90 meter area.

Exploration work carried out by Cardero during the 2006 and 2007 exploration programs include: a reconnaissance sampling program, detailed 1:1000 scale structural and alteration mapping, trenching programs across the DMSZ and WVG target areas, limited underground sampling, detailed sampling and scoping level metallurgical test work on the tailings and waste rock dumps, an 11.25 line km Time Domain IP survey, and an initial five diamond drill hole 634 meter drill campaign.

The results of the reconnaissance sampling program confirmed the presence of high grade gold mineralization on the Incahuasi property.  The average Au grade from 103 samples collected was 4.13 g/t Au.  Thirteen samples collected from around the former mill assayed between 0.1 - 25.3 g/t Au and in part corroborate the historical reported grade of 14.21 g/t Au (Gonzales, 1999) from the underground mine.  Twenty five composite samples from the approximately 75000 m3 tailings dump averaged 3.12 g/t Au and in part confirmed the high grade nature of the past producing mine.  This initial reconnaissance sampling confirmed the high grade nature of the mineralization present within the Incahuasi deposit.  During this reconnaissance sampling program Paul Klipfel, a recognized authority on SHV type deposits, evaluated the property and concluded that the “Evaluation of the strike and dip extent of mineralization as well as the discovery of vein zones, could result in the identification of a significant resource.”; thereby confirming the exploration potential of the property.

Detailed 1:1000 scale structural and alteration mapping corroborated and expanded upon existing mapping of the Incahuasi property.  The results of the mapping program in conjunction with historical underground mine data have been developed a new structural synthesis that defines the detailed controls on mineralization and have provided a fundamental basis for the design of the 2007 and recommended drill programs.

Trenching on the Incahuasi property focused on the DMSZ and the WVG target areas.  The DMSZ trenching program consisted of 10 trenches that targeted the exposed section of the shear zone to the north of the underground workings.  The results indicate that the strongest surficial expression of mineralization along the DMSZ lies adjacent to the historical mine workings in the southern most trenches.  Mineralized intervals from the two southern most trenches are 0.46 g/t Au over 28.5 meters and 1.07 g/t Au over 9.4 meters.   These intervals demonstrate that there is consistent low grade Au mineralization over 10’s of meters in the vicinity of the historical mine workings.  Results from the more northerly trenches along the DMSZ demonstrate that anomalous gold values of 0.1 – 0.5 g/t are encountered consistently, with rare isolated samples returning values greater than 0.5 g/t Au.  The highest grade sample collected from the DMSZ trenching program was 5.22 g/t Au.

Detailed 1:50 scale structural mapping and subsequent modeling suggest that shallow northerly plunging ore shoots may be present within the DMSZ.   The presence of these potential ore-shoots provides a possible explanation as to the encountered lower grade mineralization found north of the underground mine.  If high grade mineralization is associated with shallow northerly plunging ore shoots within the underground mine there would be no surficial expression of the same high grade mineralization to the north of the mine workings.

The trenching program on the WVG consisted of four trenches targeting exposed and blind veins within this target area.  The primary focus of this program was to collect a continuous chip sample across a 45 meter long historical trench that yielded the lone bonanza grade of 231 g/t Au during the reconnaissance program.  In summary, three exploratory trenches to the north of the historical trench did not reveal any blind quartz veins.  Surficial quartz veins in the vicinity of these three trenches returned anomalous gold values up to 0.49 g/t Au; however many samples returned assays below detection limits.  The historical trench sampling resulted in a mineralized interval of 2.56 g/t Au over 45 meters using no lower cut off grade or dilution.  The same trench returned an interval of 3.35 g/t au over 33.5 meters using a lower cut of grade of 0.1 g/t Au with a 3 meter dilution.

An initial drill program consisting of five diamond drill holes totaling 634 meters targeted the DMSZ and the WVG with four and one drill hole respectively.  Three of the four drill holes targeting the DMSZ reached their intended target depth.  Of these three drill holes, two intersected the DMSZ at the projected depth to the north of the underground mine workings, validating the current structural model.  The third hole to reach target depth was drilled underneath the level IV of the underground working but did not intersect the DMSZ.  Results from the two drill holes to intersect the DMSZ to the north of the mine working returned low level anomalous gold values from the fault breccia that characterized the zone.  Intervals from these drill holes include 0.26 g/t Au over 4.15 meters and 0.53 g/t Au over 2 meters.  A single drill hole targeted the veins exposed in the historical trench located in the WVG.  This drill hole did not intersect the gold bearing veins exposed in the trench, as these veins are interpreted to have been structurally truncated.  Anomalous Au values were encountered in this drill hole with an interval of 0.38 g/t Au over 2.8 meters recorded.

An 11.25 line km Time Domain IP survey was conducted across the Incahuasi property in an attempt to further define drill targets.  Five IP lines were completed over the known deposit area with an additional four exploratory IP lines completed to the north and south of the deposit area.  The primary finding of the survey is that the ground water was found to be salt saturated producing a very conductive environment that masked the electrical contrasts and responses of the rocks being investigated.  The level of the water table is approximately 100 meters below the deposit and is observed as a flat lying sharp contact between high and low resistivity and chargeability zones. In summary the IP survey conducted over the Incahuasi property is of little to no use in identifying potential zones of mineralization due to the salt saturated ground water associated with the Salar de Hombre Muerte located to the north and east of the property boundaries.

The work completed to date by Cardero has not adequately tested the mineralized structures found within the Incahuasi property.  Therefore an $800000 (US) diamond drill program consisting of eleven holes for a total of 2475 meters is recommended

2.0

Introduction

The author directed exploration during 2006 – 2007 on the Incahuasi property in the capacity of project manager and has been requested by Cardero Resource Corp. (Cardero) to prepare a technical report in compliance with National Instrument 43-101.  The purpose of this report is to provide a summary of exploration work conducted during 2007 and to provide recommendations for future work.  Information in this report was derived from first-hand observations, field work carried out by Cardero personnel, and by general geologic information available to the public through peer review journals as well as publications by various private companies and government agencies.

2.1

Terms of Reference

Michael Henrichsen of Red Viking Consulting was commissioned by Cardero to prepare the following report for submission to the Canadian Securities Commissions in connection with the filing of Cardero’s 2007 annual information form.  Michael Henrichsen is a Qualified Person (QP) as defined by N.I. 43-101.

3.0

Reliance on Other Experts

The preparation of this report has relied upon the author’s own field work and observations conducted at the Inchauasi property and field work conducted by Cardero personnel under the author’s direct supervision.  Information regarding property title, terms and status of the property agreement, anthropology & environmental concerns, and permits obtained and required have been provided by Cardero and is assumed to be correct.  No steps have been taken to verify the information that is covered in sections 4.2, 4.3, & 4.4 of this report.  Other information is gained through published material that is referenced in this report.

4.0

Property Description and Location

4.1

Area and Location

The Incahuasi property is located in northwestern Argentina (figure 1) in a geographic area known as the Puna, the high Andean plateau which is also known as the Altiplano in Bolivia and Peru.  The project is located at 25o25’35’’S, 67o11’05’’W (WGS 84 UTM Zone 19 J 0682600E 71786400N) at an elevation of approximately 4100m.  The property is located in the province of Catamarca approximately 200 km southwest of Salta, the capital city of the adjacent province of Salta.

4.2

Claims and Agreements

The property consists of five mine concessions (‘minas’) and four surrounding exploration licenses (‘cateos’), totaling 2832.51 hectares (figure 2) as summarized in Table 1.  Cardero holds a 100% interest in the four exploration licenses that surround the mining licenses.  Two of the minas are subject to an option agreement between Cardero and the private individual who holds the minas.  This agreement allows Cardero to acquire a 100% interest in the property, subject to a 2% NSR, by making aggregate payments of US $1,410,000 over 5 years to May 29, 2011.  The Company may purchase the 2% NSR at any time for US $500,000.  The remaining three minas are owned 50% by Cardero and 50% by the same individual, and are subject to an option agreement pursuant

67
66
22
BOLIVIA
23
JUJUY
68
CHILE
24
San Antonio
de los Cobres
SALTA
25
CATAMARCA
Incahuasi
26
Santa Victoria
Grp sediments
Pre-Cordillera
belt of Ordovician
passive margin
sedimentary rocks
Principle faults;
thrust, reverse
Lesser faults
50 km
N

Figure 1: Location Map of the Incahuasi Property, Catamarca province, Argentina.

680000
682000
684000
686000
7188000
7186000
7184000
7182000
7180000
1205R2006
1188C2006
450A
1192A2006
1191A2006
1176A1993
1175A1993
450B
1303C2006
146C2007
0
2000 m

Figure 2: Claim map of the Incahuasi property.  The black rectangular box defines the approximate boundaries of the deposit area.

to which Cardero has the right to acquiring the remaining 50% interest, subject to a 2% NSR, by making payments of US$1,410,000 over 5 years to September 19th, 2011.  The Company may purchase the 2% NSR at any time for US$500,000.  Cardero effectively has title to or the right to earn 100% of the Incahuasi property.  The locations of the mining concessions and exploration licenses have been obtained from governmental authorities in the Catamarca province.

Table 1: Claim Data

Name	Claim Number	Area Hectares
Ampliation de la Peregrina	450A	41.04
Ampliation de la Peregrina	450B	6
La Perseverancia	175A1993	36.06
La Paciencia	1176A1993	36.05
La Providencia	1191A2006	35.96
La Peregrina	1192A2006	36.03
Cateo	146C2007	728.2
Cardero	1188C2006	104.2
Cardero III	1205R2006	13.97
Cardero II	1303C2006	1795
	Total	2832.51

4.3

 Environmental Requirements

Exploration programs are required to operate within all normal federal, provincial, and local environmental rules and regulations.  This includes proper and environmentally conscientious protection of operational areas against spills, capture and disposal of any hazardous materials, reclamation of disturbed ground, and removal of all refuse.

With over 200 years of mining activity and sporadic prospecting and exploration in the area, the site has undergone moderate to considerable historic disturbance.  The ruins of buildings from the Jesuit period (1700s) and from the more recent mining period (1936-1954) lie to the north and over the mine workings and have been designated a National Monument (figure 3).  Cardero does not anticipate any need at this time to disturb these historical features.  However, Cardero is working in conjunction with the Provincial Director of Anthropology (Direccion Provincial de Antropologia) with the Ministry of Education, Culture and Technology (Ministereo de Educacion, Cultura y Tecnologia de la Provincia de Catamarca) to assure responsible and proper preservation of the site.  Cardero does not anticipate any obligations for recovery or reclamation of historic disturbance.  Cardero is also working with the Secretary of Mines (Secretaria de Mineria) and the Provincial Office for Environmental Management (UGAP - Unidad de Gestion Ambiental Provincial) to assure proper and responsible environmental activity.  Total

Figure 3:  Satellite image illustrating ruins of mining buildings and historical Jesuit Church site as depicted by a red star.  Collectively these ruins form a National Monument at the Incahuasi property.

disturbance associated with Cardero’s planned exploration will be minimal and there are no known existing environmental liabilities.  There are no known wildlife issues.  Animal life in the area consists of domestic sheep, goats, llamas, alpacas, and wild vicunyas along with smaller lizards, rodents and a few birds.

4.4

Permits

All required permits to conduct exploration work are in the process of being issued by the Secretary of Mines, Ministry of Education, Culture, & Technology, and the Provincial office for Environmental Management, Catamarca province.  Conduct with respect to the ruins located on the property is monitored by SMGA, a consulting firm based in Catamarca that performs in accordance with all governmental requirements.  All necessary permits were issued for the exploration program conducted in 2007 and there are no known permitting issues that could adversely impact exploration and development of Incahuasi during 2008.

5.0

Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1

Access

The Incahuasi project is located in the southern part of the Puna physiographic region of northwestern Argentina (figure 1).  The property is accessed from Salta, the regional population center, by a 400 km network of well maintained paved and dirt provincial roads.  Provincial route 43 passes within 1 km of the Incahuasi property with small secondary roads giving access to the northern and southern regions of the property.

San Antonio de los Cobres, a two hour drive to the north of the Incahuasi property provides all necessary amenities with which to conduct an exploration program.   Work at Incahuasi has been conducted from a small complex of buildings that hosts a provincial school approximately 600 meters south of the limits of the property.  Cardero has secured a permit with the Ministry of Education in Catamarca to use the school as base.

5.2

Physiography and Climate

The Incahuasi property is located on the Puna, a high plateau, with horst and graben type topography covered with numerous volcanic peaks; elevations in the region range from 3800 – 6000 meters.  Incahuasi is situated along the southern edge of a large salar (salt flat) called the Salar de Hombre Muerto with elevations ranging from 3960 – 4380 meters, with moderate topographic relief that is suitable for mining infrastructure.

The Incahuasi property is subject to an arid desert climate with temperate summers and cold winters.  Summer temperatures range from freezing at night to 15 – 300C during the day.  Winter temperatures are cold ranging from -300C during the night to 150C during the day with strong steady winds gusting up to over 120 km/h.  Precipitation is on the order of 100 mm per year and falls mostly during summer thunderstorms.  Light snow is common during the winter months.

Vegetation is sparse consisting of scattered tufts of grass and stunted salt brush capable of surviving in the high dry climate.

5.3

Local Resources

The capital city of the Salta province, Salta serves as the regional center in northwest Argentina where all necessary supplies for exploration can be obtained.  The city has a population of approximately 600,000 and is serviced by numerous daily flights from Buenos Aires.  The small town of San Antonio de los Cobres lies midway between Salta and Incahuasi and offers basic services. Exploration work at Incahuasi is conducted from a field camp located at a provincial school located approximately 600 meter south of the Incahuasi property boundary.

5.4

Infrastructure

Incahuasi is situated in a remote location and lacks infrastructure except for a graded dirt access road.

6.0

History

Gold was first mined at Incahuasi by the Incas in pre-Hispanic time followed by further mining by Jesuit missionaries up to 1777 (Bertagni, 1938).  The ruins of their settlement lie above the southern extent of the underground workings.  In 1810, an entrepreneur from Salta, Isasmendi de Salta, formed a mining company and continued to develop the gold-bearing quartz veins.  It is estimated that approximately 60,000 tons of ore were extracted before water was encountered at approximately 50m depth (Bertagni, 1938).  After this period little activity occurred until 1936 when exploration and mine development was undertaken by the New Incahuasi Mining Company (la Nueva Compania Minera Incahuasi) who installed a 40 t/day mill.  Gold was recovered with a primary gravity circuit and from a secondary series of cyanidation tanks.  Mining took place from 1936 to 1954 with underground development on six levels to a depth of approximately 130m.  The average grade processed during this time is reported to be 14.21 g/t Au (Gonzalez, 1999).  In a different report (Chirila, 1954) sites consistent 8-12 g/t Au for ore with occasional but consistent bonanza grade areas with more than 200g/t Au.(Chirila, 1954).  Mining apparently stopped in ore-grade material due to flooding.

In 1990-91, the Department of Mines and Geology (Direccion Nacional de Mineria and Geologia) in cooperation with German, local and state agencies undertook a cooperative evaluation program of geologic mapping and sampling at the surface and underground (Gonzalez, 1991; Gonzalez and Ramirez, 1992; Gonzalez, 1999).

 In 1996-97, a modest exploration program of sampling and reverse circulation drilling (10 holes) was conducted by Triton Resources and associated partners.  No data is available from this work, but the drill sites indicate that holes were designed to test the mineralization within the area that has been previously mined.

Cardero optioned the Incahuasi property from a private Argentine individual in May 2007 after completing two separate property visits as part of the due diligence process.  Dr. Paul Klipfel, a recognized authority on SHV deposits, examined the property over a three day period in March 2006 and concluded that the property represented a viable SHV exploration target; he stated “The evaluation of the strike and dip extent of mineralization as well as the discovery of other vein zones could result in the identification of a significant resource.”  A second visit to the property was conducted by Cardero geologists in March 2006, where reconnaissance scale sampling targeted surficial quartz veins, altered sediments with quartz veinlets, and tailings from the historical workings.

From October 2006 – February 2007 Cardero completed the following exploration work on the Incahuasi property in order to identify drill targets:

I.

All historical underground mine data was compiled and registered accurately in the WGS 84 UTM projection.  In summary, examination of the all available historical grade control data indicated that gold grade appeared to increase with depth from an average “run of mine” of approximately 10 g/t Au on Levels I to III, to 10 – 20 g/t Au in Level IV, and finally +15 g/t Au in Levels V and VI.  (Note: The historical mine data is not considered 43-101 compliant and is used only as a guide to pattern the distribution of Au mineralization within the mine workings).

II.

A 1:1000 scale geologic map and series of cross sections were completed by Cardero personnel and the author to identify the detailed controls on mineralization across the property.

III.

Trenches were sampled and mapped in detail across two of the principle mineralized structures within the Incahuasi property.

IV.

Limited sampling from the underground workings on Levels I.

V.

Detailed sampling of the 75000 m3 tailings pile and 25000 m3 waste rock pile to identify a potential resource.

Cardero initiated a drill program in May 2007 and completed 5 short diamond drill holes for a total of 634 meters to initially test the property and to further identify structural controls on mineralization.

In November 2007 an IP survey was conducted over the principle mineralized zones in an attempt to gain sub-surface information that could further refine drill targets for a drill program scheduled from January – February 2008.

7.0

Geological Setting

7.1

Regional Geology

The Incahuasi property is situated within an Ordovician sequence of sedimentary rocks originally deposited in a passive margin setting (Ramos, 1988).  Collectively these rocks form the Santa Victoria Group (4500 m) and grade rapidly from platformal facies in the east to deep-water shale dominated turbidites in the west.  This package of sedimentary rocks extends from northern Argentina northward through Bolivia and Peru, and is well known in all three countries for hosting gold in quartz veins.  The mineralization, alteration, and structural characteristics of these gold bearing quartz veins are consistent with the SHV (Sedimentary Hosted Vein) deposit type, as defined by Klipfel (2005).

The Santa Victoria Group was subjected to fold-thrust deformation during the late Ordovician Ocloyic orogeny (Bahlburg and Herve, 1997), and has a strong north to north-northeast structural grain that is roughly parallel to the original basin extension axis (Rankin, 2005).  It is inferred that quartz vein formation and gold mineralization occurred during this period.  Mesozoic continental and basin sediments were subsequently deposited over the folded and thrust faulted Santa Victoria Group rocks.  These rocks cover wide areas but none are found in the vicinity of Incahuasi.  Finally, the Tertiary aged Andean uplift has exhumed deeper levels of Santa Victoria group rocks, with accompanying volcanism covering approximately 70% of the region with tuffs and flows from large strato-volcanoes.  Volcanic rocks are found immediately west of the Incahuasi property.

The majority of Au mineralization within the Santa Victoria Group in northwest Argentina is coincident/proximal to intersecting NW and NNE trending fault zones interpreted to  reflect reactivated basin margin faults and their associated transfer zones (Rankin, 2005).

In the region of the Incahuasi property the Orodivican fold/thrust belt typically trends N – NNE and has the following key tectonic elements as described by Rankin, 2005:

1.

A series of N to NNE trending 1st order master thrust/wrench fault zones that separate fundamental lithotectonic sub-domains within the original basin.  These structures are interpreted as early basin extensional faults, reactivated during Ordovician basin inversion.

2.

A series of 1st and 2nd order, quasi-regularly spaced NW trending fault zones and structural corridors.  These structural zones are interpreted to have initially developed as hard linked Palaeozoic basin transfer faults, and were significantly reactivated during subsequent Tertiary – Quaternary Andean deformation.

Incahuasi is situated within a splay of a major regional NNE trending thrust fault (NE-1-FZ) and is bounded by two 1st order NW trending fault zones, (NW-5 and NW-6), figure 4  illustrates the basic configuration of the regional structural/tectonic setting of Incahuasi.

7.2

Property Geology

The Incahuasi property geology described below and in figure 5 is based on 1:1000 scale mapping by David Smithson (senior project geologist) and the author during January 2007.  The results of the mapping corroborate and expand upon the historical mapping and have been incorporated to develop a new structural synthesis that defines the detailed controls on mineralization.

7.2.1

Property Lithology

The lithology of the property is comprised of a series of complexly folded and faulted interbedded sandstone and shale units of the Santa Victoria Group.  The sediments have been divided into four map units based on the relative abundance of sandstones and

Figure 4 illustrates the basic tectonic framework surrounding the Incahuasi property.

682400
682600
682800
7186600
7186400
7186200
7186000
Western Vein Group
Dead Man's Shear Zone
Western Shear Zone
Geological Structures
Thrust fault traces
Thrust fault traces (Inferred)
Tear fault traces
Tear fault traces (inferred)
Bedding traces
Fold axis plane trace
0
200 m

Figure 5A: Simplified geology map highlighting the mineralized zones and associated structures from across the deposit area of the Incahuasi property.  Underground mine plans are depicted by light rose coloured lines.

682400
682600
682800
7186600
7186400
7186200
7186000
Western Vein Group
Dead Man's Shear Zone
Western Shear Zone
0
200 m
Ordovician Santa Victoria Group Rocks
Interbedded sandstone and pebble conglomerate (75%) with subordinate shale (25%)
Interbedded sandstone and pebble conglomerate (50%) with shale (50%)
Interbedded shale (75%) with subordinate sandstone (25%)
Finely bedded shale (>75%) with sparsely interbedded sandstone (<25%)
Overlying surficial material
Unprocessed mine dumps. Material is a mixture of sand to cobble-sized variably altered shale, sandstone and quartz vein material
Processed mine tailings. Tailings are a mixture of silt to sand sized material
Hand-mined dumps. Dumps are a mixture of pebble to cobble sized fragments of variably altered sandstone, shale and quartz vein material. Material typically has good pyrite content (2-10 vol%)
Colluvium

Figure 5B:  Simplified geology map highlighting the lithological units and major quartz vein sets from across the deposit area of the Incahuasi property.  Quartz vein sets are depicted by the bold red lines.

shales. The four map units are as follows:

1.

> 75% shale

2.

75% shale, 25% sandstones

3.

50% shale, 50% sandstones

4.

25% shale, 75% sandstones

These units are important in so far as their physio-chemical and rheological characteristics have a bearing on:

I.

Intensity of alteration

II.

Style of deformation observed within the property

III.

Intensity of quartz ± pyrite ± chlorite veining

Observed alteration intensity is directly related to the composition of the protolith:  Fine to very coarse grained sub-litharenites exhibit selective sericite and/or clay alteration of micaceous and/or feldspathic grains, whereas quartz grains are unaffected.   Clay rich shales and siltstones typically exhibit pervasive sericitic and/or clay alteration of varying intensities.  Therefore, it is extremely important to note that although sandstone rich packages appear to be only weakly altered, they were likely subjected to the same hydrothermal regime as adjacent intensely altered shales.  Peak temperatures and pressures of deformation at the Incahuasi property are consistent with sub-greenschist metamorphic conditions generated within the upper crust and the rheological characteristics of the rocks govern the style of structures and intensity of quartz veining observed on the property.  Rheologically stronger fine to coarse grained sandstones are characterized by brittle structures, these rocks have a greater tendency to fracture than rheologically weaker shales and siltstones and therefore host the majority of observed Au bearing quartz veins on the Incahuasi property.  The shales and siltstones typically exhibit structures consist with plastic flow such as a well developed axial planar foliation and disharmonic folding.

7.2.2

Hydrothermal Alteration

Hydrothermal alteration is predominantly characterized by sericite and minor accompanying Fe-carbonate.  The overall dimension of the area affected by hydrothermal alteration at the Incahuasi property is approximately 1.5 km x 500 meters. At the surface, weathering of sericitic alteration creates the appearance of strong argillization, leaving the rocks white and clay rich over broad areas.  Oxidation of the pyrite ± Fe-carbonate produces a local chocolate brown hue to the rocks and fracture networks.  Multi-generation hydrothermal disseminated pyrite is observed in wall rocks proximal to veins and is common throughout the property.  The presence of multi-generational pyrite indicates the hydrothermal system was active during much of the deformation as both sheared elongate and euhedral pyrite is observed.  Chlorite commonly occurs along the margins of some quartz ± pyrite veins.

7.2.3

Structural Geology

The structural geology of Incahuasi is characterized by two distinct deformational events, D1 and D2.

The D1 deformational event is characterized by a west verging fold that exhibits two distinct structural levels observed within and in the vicinity of the property.  Figure 6 and 7 illustrates the 1:10000 scale property scale structural framework map and accompanying cross-section respectively. The two structural levels observed are interpreted to be proportional to relative displacements on thrust faults that control the geometry of the Santa Victoria Group sediments in the region.  The southeastern region of the property is comprised of a NNE trending fold train of sub-horizontal to gently plunging, close to tight, upright folds with rounded hinge zones.  These folds have wavelengths of approximately 300 – 600 meters.  Anticlines within this fold train are interpreted to be fault propagation folds and related to a series of steeply dipping blind thrusts, this structural geometry changes dramatically with the surface expression of the NE-1A-FZ fault (figure 7).

The central regions of the property, where the Incahuasi deposit is hosted is situated between the master thrust (NE-1-FZ) and NE-1A thrust fault and is comprised of a series of imbricate thrust slices.  These thrust slices are characterized by complexly folded sediments that are bounded by well developed thrust related N-S trending shear zones that dip moderately 50-60 degrees to the east.  As the thrust faults in the western half of the cross section are exposed on the surface, it is interpreted that a deeper structural level is exposed in the western half of the property.

The generation of multi-phase gold bearing quartz veins within the Incahuasi property is interpreted to be related to the D1 (Ocloyic) deformational event.  These mineralized veins are hosted primarily within thrust related shear zones.

The mineralized structures associated with the D1 event have been offset by a D2 event that is characterized by NW-SE trending low angle thrust faults and associated steeply dipping NE-SW trending tear faults.  The sense of displacement across the lateral ramps changes from dextral to sinstral along strike of D1 related shear zones.  Offset on both the thrust faults and lateral ramps are on the order of 10’s of meters.  Collectively these structures are interpreted to be associated wit Tertiary – Quaternary Andean deformation.

The structural geometry of the western region of the property is obscured by Miocene aged tuffaceous cover.

8.0

Deposit Types

The multiphase, mesothermal, gold-bearing quartz veins at Incahuasi constitute a Sediment-Hosted Vein type (SHV) deposit, as defined by Klipfel (2005), – a subset of the broader orogenic class of deposits.  SHV deposits consist of gold in quartz-carbonate-Fe-sulfide veins within passive margin shale-siltstone sequences.  These deposits typically are associated with minor sulfide of which arsenopyrite and stibnite are the most common gangue sulfide minerals.  The veins, type and age of host rocks, structure, alteration, and mineralogy at Incahuasi are all consistent with SHV deposits of the world.

Figure 6 illustrates the structural setting observed in the immediate vicinity of the Incahuasi property.  The thin yellow lines represent syncline and anticline folds as mapped from the Quickbird satellite image, the blue lines represent the two bounding thrust faults in which the Incahuasi deposit is hosted, and the pink lines indicate minor faults.  The cross section associated with line R-R’-R” is depicted in figure 9.

Figure 7: Schematic cross section depicting the structural setting within the vicinity of the Incahuasi Property

SHV deposits as defined by Klipfel (2005) are a family of gold deposits that occur throughout the world and are united as a group by having in common their tectonic setting, host rocks, structural architecture, alteration style, metal content, fluid chemistry, and to some extent the absolute and relative timing of formation.  Their temporal association with fold-thrust deformation, relatively low metamorphic grade, and hydrothermal fluid characteristics are also typical of orogenic deposits and makes them a special subset of that class of deposits.

Gold bearing quartz ± pyrite ± chlorite veins are hosted within shear/fault zones within the Incahuasi property therefore the primary control on mineralization is structural in nature.  Therefore it is necessary to consider features associated with structurally controlled Au deposits in the exploration process.  Of particular importance at the Incahuasi property is the potential for encountering discrete high grade ore shoots.  Nelson (2006) states “ore along fault fill veins typically has an uneven distribution, with semilinear high grade ore shoots separated by lower grade zones of barren fault segments”.

9.0

Mineralization

Au mineralization is widespread on the Incahuasi property with all significant occurrences discovered to date lying in a 900 x 450 meter area.  The occurrences can be divided into three major zones based on the structures that host the mineralization (figure 8).  The zones are as follows:

  The Dead Man’s Shear Zone (DMSZ).
  The Western Shear Zone (WSZ).
  The Western Vein Group (WVG)

Au mineralization on the Incahuasi property is, in part, characterized by coarse grained gold particles within quartz veins that affect the reproducibility of assay results.  However, Cardero has undertaken all necessary precautions in developing sample procedures that will reduce the effects of “nuggety” gold. These procedures will be discussed in detail in section 12 of this report.

9.1

Dead Man’s Shear Zone

The DMSZ is interpreted to be a secondary splay off the regional master thrust (NE-1-FZ) and has a recognized surficial and sub-surface strike length of 850 meters.  The shear zone is hosted in a fine – medium grained sandstone on surface to a depth of approximately 30 meters, below this depth the host lithology is unknown. The overall orientation of the DMSZ is 005/65 and it has an average true thickness of approximately 10 meters, but varies from 5 – 30 meters along the surficial expression of the structure.  The DMSZ was the major focus for mining on the property and has been mined from surface to 130 meters depth.  The structure is interpreted to extend an addition 600 – 800 meters down-dip based on both regional and property scale cross sections (figures 7 and 9).

The DMSZ is classified as a brittle shear zone where disjunctive penetrative foliation planes have been transposed to parallelism with the shear zone itself.  Multi-stage Au bearing quartz ± pyrite ± chlorite veins are situated within the DMSZ and are both folded

682400
682600
682800
7186600
7186400
7186200
7186000
Western Vein Group
Dead Man's Shear Zone
Western Shear Zone
0
200 m
Interbedded sandstone and pebble conglomerate (75%) with subordinate shale (25%)
Interbedded sandstone and pebble conglomerate (50%) with shale (50%)
Interbedded shale (75%) with subordinate sandstone (25%)
Finely bedded shale (>75%) with sparsely interbedded sandstone (<25%)
Unprocessed mine dumps. Material is a mixture of sand to cobble-sized variably altered shale, sandstone and quartz vein material
Processed mine tailings. Tailings are a mixture of silt to sand sized material
Hand-mined dumps. Dumps are a mixture of pebble to cobble sized fragments of variably altered sandstone, shale and quartz vein material. Material typically has good pyrite content (2-10 vol%)
Colluvium

Figure 8: Primary target areas and mineralized structures are depicted by the pink lines.  The red lines are quartz vein sets.

and non-folded.  Folded quartz veins are interpreted to be early stage and to have developed due to simple shear within the DMSZ. No definitive timing relationship has been established for unfolded quartz veins; however, it is probable that they are late stage.

Quartz vein density on surface through the DMSZ is typically 5-10%, but locally reaches 30-50% over intervals up to 10 meters wide.  Vein thickness has a bimodal distribution: Individually the majority of the veins are 3-15 cm thick, but important mined out veins recorded on surface and underground can range from 1 – 2 meters in thickness.  In general material between these larger veins contains variable amounts of micro-veins and return lower gold values on the order of ≤ 1 – 2g/t Au.

With respect to the DMSZ the D2 NW-SE trending low angled thrust faults and their associated NE trending lateral ramps offset the structure in numerous locations.  A series of low angle thrusts have been mapped on surface and underground and collectively offset the DMSZ directly to the west based on slip vectors observed on the fault planes.  Offset along these thrust faults is generally believed to be on the order of 10’s of meters, however, one of the thrust faults has been measured to have 60 meters of displacement.

The DMSZ has been exploited by underground workings on six levels to a depth of 130 meters.  To the north of the historical workings are many minor adits, tens of meters in length, and prospect pits indicating gold mineralization extends northward from the underground workings.  Figure 10 illustrates the extent of the surficial and underground working within the deposit area.

1954 underground mine plans from the Nueva Compania Minera Incahuasi and associated assays were compiled and registered accurately in the WGS 84 UTM projection (figure 10).  The workings primarily targeted the Dead Man’s Shear Zone with subsidiary workings targeting the Western Shear Zone.  In summary, examination of available historical grade data indicate that gold grade appears to increase with depth from an average “run of mine” of approximately 10 g/t Au on Levels I to III, 10 – 20 g/t Au in Level IV, and finally +15 g/t Au on Levels V.  Another important result obtained from the historical data is the presence a high grade 0.5 – 1 meter wide quartz vein on Level IV that averaged 43 g/t over a 163 meter strike length, indicating the presence of a possible ore shoot.  (Note:  The historical mine data compiled is not complete nor is it considered 43-101 compliant.  The data is used only as a guide to pattern the distribution of Au mineralization within the mine workings).

9.2

Western Shear Zone

The WSZ represents a secondary target within the property and is located 120 meters west of the DMSZ.  The WSZ is synthetic to the DMSZ and is interpreted to be a minor splay of the larger structure.  It is approximately 3 – 5 meters in width and has been mined over a strike length of 340 meters down to Level III, approximately 90 meters depth.  Importantly, as the WSZ is synthetic to the DMSZ, its presence indicates the possibility that other similar blind structures may be present at depth.

7186750 mN
7186500 mN
7186250 mN
7186000 mN
682250 mE
682500 mE
682750 mE
682250 mE
682500 mE
682750 mE
N

Figure 10:  Illustrates the extent of the underground and surficial workings throughout the deposit area.  The bold red line represents the surficial expression of the Dead Man’s Shear Zone, bold green lines the Western Shear Zone, and the bold pink lines the Western Vein Group.  The light grey lines indicate the underground workings and the surficial workings are represented by the orange mine symbols.

9.3

Western Vein Group

The WVG represents a secondary bulk tonnage target within the property and is located 230 meters west of the DMSZ (figure 9).  Au bearing quartz ± pyrite ± pyrite veins are hosted over an area approximately 200 x 90 meters.  These veins are situated within a shale dominated lithology and occur within small scale folds in a discrete D1 related thrust sheet.  These veins comprise 1-10% of the rock volume through out the area of mineralization and can be characterized as anatomizing in nature.   Collectively the folds that host the mineralized Au bearing quartz veins are considered to be 2nd - 3rd order D1 related structures.  The folds are typically sub-horizontal to gently plunging, close to tight, with rounded hinge zones.  Veins are typically parallel to sub-parallel to a penetrative, disjunctive, north – south trending, sub vertical axial planar cleavage that is interpreted to have developed due to simple shear during the D1 fold and thrust event.

10.0

Exploration

10.1

Reconnaissance sampling:

A reconnaissance sampling program was conducted by Cardero geologists in March 2006 as part of the due diligence process, prior to optioning the property.  The sampling targeted surficial quartz veins, altered sediments with quartz veinlets, and tailings from the historical workings.  In summary, the average Au grade from the 103 samples collected was 4.13 g/t Au.  This average was calculated using Au values obtained from a fire assay with atomic absorption method of analysis, that has a upper detection limit of 20 ppm Au, and a standard fire assay technique with a gravimetric finish used on samples over 20 ppm.  Selected samples from the reconnaissance sampling program were assayed using a screen metallics method used in coarse grained gold deposits, results form the screen metallic assays compared variably with the atomic absorption and fire assay techniques indicating the presence of nuggety gold within mineralized quartz veins.

A summary of reconnaissance samples that assayed over 1 g/t are presented below in Table 2, with results from the three assay techniques used.

Table 2: Reconnaissance Sampling Summary:

Sample ID	UTM East WGS 84	UTM North WGS 84	Material	Au ppm AuGRA22	Au ppm Au-AA24	Au ppm Au SCR22	As ppm ICP41	Sb ppm ICP41
2385	682478	7186463	quartz vein	10.15	20	2.97	111	10
2394	682457	7186469	wall rock with quartz vein		3.55		20000	26
2396	682462	7186459	quartz vein	1.51	1.63		7720	31
2397	682462	7186459	quartz vein	1.6	1.985		5730	17
2398	682454	7186458	fault zone with quartz vein	1.65	1.375		3560	15
2399	682454	7186458	fault zone with quartz vein	1.99	1.165		4880	29
2401	682454	7186458	quartz vein	1.01	1.1		5890	19
2402	682452	7186470	quartz vein	231	20	156.5	6230	25
2404	682436	7186462	wall rock with quartz micro-vein		6.7	10.05	20000	88
2405	682436	7186462	wall rock with quartz vein		4.89	4.59	4700	39
2406	682614	7186612	tailings	2.79	2.33		658	10
2408	682595	7186630	tailings		5.02	2.64	781	9
2409	682597	7186651	tailings	1.45	1.575		1395	13
2410	682598	7186669	tailings	10.35	20	1.52	749	10
2412	682582	7186690	tailings	2.94	2.63		1060	11
2414	682600	7186779	tailings		7.78	13.45	849	12
2415	682600	7186779	tailings	3.55	1.695		825	13
2419	682639	7187033	tailings	2.64	2.39		2540	36
2421	682662	7187027	tailings		9.86	12.7	1615	22
2422	682697	7187005	tailings	1.37	1.005		2170	27
2423	682663	7186976	tailings	2.61	2.1		1490	20
2427	682623	7186915	tailings cyanide tank	1.41	1.91		1750	27
2432	682624	7186816	Processing mill material	12.05	20	8.84	1630	26
2433	682624	7186816	Processing mill material		9.97	9.7	1575	26
2434	682624	7186816	Processing mill material		6.45	7.26	2030	28
2435	682616	7186831	Processing mill material	10.45	20	12.65	2040	29
2436	682616	7186831	Processing mill material	25.3	20	13	364	12
2437	682615	7186839	Processing mill material		9.55	13.1	1595	26
2438	682615	7186839	Processing mill material		4.37	6.63	1110	23
2442	682597	7186819	Processing mill quartz float		5.07	19.25	1290	46
2443	682597	7186819	Processing mill quartz float	2.86	2.15		761	11
2445	682597	7186819	Processing mill quartz float		5.95	1.06	269	5
2457	682545	7186168	quartz float from trench		5.09	1.3	42	9
2467	682465	7186489	quartz vein		3.36		5670	27
2469	682465	7186489	quartz vein	1.03	1.035		4870	38

In detail, using the highest value from the three assay techniques used, from the thirty four samples collected from in-situ quartz veins and quartz float on the property, a single sampled returned a bonanza grade of 231 g/t Au, three samples ranged from 3 – 20 g/t Au, six samples ranged 1 – 3 g/t Au, with the remaining fourteen samples containing 0.05 – 1 g/t Au.  Twenty one samples collected from altered sediments with quartz veinlets yielded grades up to 10.05 g/t Au and all samples contain detectable gold, indicating the potential for disseminated bulk tonnage gold mineralization adjacent to principle vein sets.  Thirteen grab samples of material scattered around the former mill assayed between 0.1 – 25.3 g/t Au.  The results of these samples are presented below in Table 3 and suggest that the former head grade of the former operation was probably on the order of 10-12 g/t, in part, corroborating the reported average processed grade of 14.21 g/t Au (Gonzalez, 1999). Finally, twenty five composite samples from the approximately   75000 m3 tailings dump averaged 3.12 g/t Au and yielded results ranging from 0.26 – 20  g/t Au, and in part confirm the high grade nature of the past producing mine.

Table 3: Assay Results from Material Scattered Around Former Mill

SampleID	UTM Eastings	UTM Northings	Remarks	Au ppm Au GRA22	Au ppm Au AA24	Au ppm Au SCR22	As ppm ICP41	Sb ppm ICP41
2432	682624	7186816	plant material	12.05	20	8.84	1630	26
2433	682624	7186816	plant material		9.97	9.7	1575	26
2434	682624	7186816	plant material		6.45	7.26	2030	28
2439	682615	7186839	plant material		0.34		286	4
2435	682616	7186831	Processing mill	10.45	20	12.65	2040	29
2436	682616	7186831	Processing mill	25.3	20	13	364	12
2437	682615	7186839	Processing plant tailings		9.55	13.1	1595	26
2438	682615	7186839	Processing plant tailings		4.37	6.63	1110	23
2441	682597	7186819	quartz float from plant		0.254		498	6
2442	682597	7186819	quartz float from plant		5.07	19.25	1290	46
2443	682597	7186819	quartz float from plant	2.86	2.15		761	11
2444	682597	7186819	quartz float from plant		0.102		161	14
2445	682597	7186819	quartz float from plant		5.95	1.06	269	5

10.2

Detailed 1:1000 structural and Alteration Mapping

A detailed 1:1000 scale structural and alteration mapping program was conducted across the property from October 2006 – January 2007.  Outcrop exposure along the central and northern regions of the deposit is approximately 85%; whereas the southern end of the deposit is predominantly covered by colluvium.  To gain an understanding of the southern region of the deposit area underground mapping occurred on the safely accessible level I.   The results of the mapping program corroborated and expanded historical mapping.  The results of the mapping program in conjunction with historical underground data have been incorporated to develop a new structural synthesis that defines the detailed controls on mineralization.  The results of the mapping program also provide the basis for the discussion in sections 7 and 9 of this report.

10.3

Underground Sampling Program

A limited underground sampling program was conducting during November 2006 on the only safely accessible level of the mine, level I.  A total of 71 chip samples were collected from the underground workings with the majority targeting quartz veins and veinlets along a forty meter section across the DMSZ and a 50 meter section parallel to the trend of mineralization.  The scope of the sampling program is illustrated in figure 11 and significant assays and their respective intervals are presented below in Table 4.  QA/QC procedures for this sampling program are discussed in section 13 of this report.

In detail the results of the 71 samples collected are as follows:

•

4 samples returned between 1-3 g/t Au

•

15 samples returned between 0.5 – 1 g/t Au

•

26 samples returned between 0.1 – 0.5 g/t Au

•

26 samples returned less than 0.1 g/t Au

Table 4: Significant Results from Underground Sampling Program:

SampleID	FieldID	UTM_East (WGS 84)	UTM_North (WGS 84)	Au_ppm Au-GRA22	As_ppm ICP41	Sb_ppm ICP41	Interval From (m)	Interval To (m)
C496504	INDMUG01	682650.2	7186325.9	0.69	69	13	53	54.5
C496518	INDMUG02	682706.5	7186317.8	0.79	4530	16	2	3
C496540	INDMUG03	682705.8	7186310.1	0.54	1820	10	7.5	9
C496541	INDMUG03	682706.1	7186308.7	0.59	4290	15	9	10.5
C496546	INDMUG03	682707.2	7186302.8	1.03	4170	26	15	16.5
C496548	INDMUG03	682707.8	7186299.9	0.94	4070	19	18	19.5
C496551	INDMUG03	682708.1	7186298.4	0.61	4630	25	19.5	21
C496553	INDMUG03	682708.3	7186296.9	0.55	3650	21	21	22.5
C496554	INDMUG03	682708.6	7186295.4	0.88	7250	19	22.5	24
C496555	INDMUG03	682708.9	7186294	0.98	5800	27	24	25.5
C496556	INDMUG03	682709.1	7186292.5	1.69	2510	13	25.5	27
C496557	INDMUG03	682709.4	7186291	0.8	3510	11	27	28.5
C496558	INDMUG03	682709.7	7186289.6	0.58	5470	32	28.5	30
C496560	INDMUG03	682710.3	7186286.7	1.13	8240	32	31.5	33
C496561	INDMUG03	682710.6	7186285.1	0.92	7100	28	33	34.5
C496563	INDMUG03	682710.8	7186283.7	0.81	3610	20	34.5	36
C496565	INDMUG03	682711.3	7186280.8	0.5	3780	15	37.5	39
C496585	INDMUG05	682706.9	7186298.8	2.93	6440	16	1	2.5
C496586	INDMUG05	682705.5	7186298.5	0.51	4830	11	2.5	4

The results obtained from underground sampling do not corroborate reported grades from level I or grades obtained from reconnaissance sampling of material from the vicinity of the former mill and tailings piles.  There are several possibilities to account for the above mentioned discrepancies:

I.

The high grade material from the section sampled on Level I was mined out.

II.

High grade ore is contained in discrete ore shoots, not encountered during the limited sampling program.

III.

The bulk of the high grade mineralization lies to the south of the area sampled.

IV.

Higher grade mineralization indicated by historical reports and reconnaissance sampling is encountered at depths below Level I.

10.4

Trenching of the Dead Man’s Shear Zone

A trenching program consisting of 10 trenches that targeted the exposed section of the DMSZ to the north of the historical underground mine workings (figure 12) was conducted during November – December 2006.  The purpose of the program was to test for a northern extension to the mineralization found at the underground mine workings.  The trenches were spaced approximately every 20 meters along a 220 meter strike length of the DMSZ.  Detailed 1:50 scale structural mapping and continuous chip sampling were completed across each of the trenches.  Location data of each trench is presented below in Table 5.  QA/QC procedures for this sampling program are discussed in section 13 of this report.

Table 5: DMSZ Trench Location Data

Trench ID	Western end point UTM eastings (WGS 84)	Western end point UTM northings (WGS 84)	Eastern end point UTM eastings (WGS 84)	Eastern end point UTM northings (WGS 84)	Trench length (m)
INDMTR01	682644	7186582	682663	7186588	19.9
INDMTR02	682660	7186563	682675	7186562	15
INDMTR03	686671	7186526	682680	7186531	10.3
INDMTR04	682684	7186478	682692	7186479	8.1
INDMTR05	682674	7186446	682693	7186453	19.2
INDMTR06	682675	7186439	682685	7186435	10.6
INDMTR07	682671	7186422	682690	7186400	29.1
INDMTR08	682661	7186390	682677	7186385	16.7
INDMTR09	682656	7186374	682684	7186365	29.1
INDMTR10	682655	7186353	682663	7186352	8

Figure 11:  Underground mine plans targeting the Dead Man’s Shear Zone.  The red lines depict the very limited extent of the underground sampling program undertaken by Cardero during the 2006 exploration season.

Figure 12: Location of the ten trenches targeting the DMSZ.

A total of 129 samples were taken from the trenches targeting a potential northern mineralized extension of the historical mine workings along the DMSZ.  Significant assays returning greater than 0.5 g/t Au from the trenches along the DMSZ are presented below in Table 6.  The results indicate that the strongest surficial expression of mineralization along the DMSZ lies adjacent to the historical mine workings in the southern most trenches (INDMTR09 & INDMTR10).  Mineralized intervals from trenches INDMTR09 and INDMTR10 are 0.46 g/t Au over 28.5 meters and 1.07 g/t Au over 9.4 meters respectively.  These intervals demonstrate that there is consistent low grade Au mineralization over 10’s of meters in the vicinity of the historical mine workings.  Results from the trenches located to the north of INDMTR09 demonstrate that anomalous gold values of 0.1 – 0.5 g/t are encountered consistently throughout these trenches. Rare isolated samples returned values of greater than 0.5 g/t Au, with the highest grade sample collected from the trenching program being 5.22 g/t Au from trench INDMTR06.

Table 6: Significant Results from DMSZ Trenching Program

SampleID	FieldID	UTM_East (WGS 84)	UTM_North (WGS 84)	Au_ppm Au-GRA22	As_ppm ICP41	Sb_ppm ICP41	Interval From (m)	Interval To (m)
C496127	INDMTR01	682652	7186584.5	0.99	87	6	10.5	12
C496007	INDMTR06	682680	7186436.9	0.67	4540	19	7.4	8.6
C496008	INDMTR06	682679.2	7186437.2	5.22	6870	21	8.6	10
C496041	INDMTR08	682673.8	7186385.9	0.53	610	9	3.85	5.35
C496034	INDMTR08	682664.6	7186388.8	0.78	2180	13	15.25	16.75
C496141	INDMTR09	682681.6	7186365.6	0.89	5540	22	2.5	3.5
C496140	INDMTR09	682680.6	7186365.9	1.57	3740	12	3.5	4.5
C496139	INDMTR09	682678.2	7186366.6	1.91	7460	17	6	7.5
C496154	INDMTR09	682673.9	7186367.8	0.79	1320	4	10.5	12
C496145	INDMTR09	682665.2	7186370.3	0.88	2920	22	19.5	21
C496160	INDMTR09	682658	7186372.4	0.65	263	8	27	28.5
C496024	INDMTR10	682663	7186352	3.26	2920	25	0	1.5
C496028	INDMTR10	682661.8	7186352.1	0.59	1220	9	1.5	3
C496027	INDMTR10	682659.5	7186352.4	0.96	1310	14	4.5	6
C496025	INDMTR10	682658.4	7186352.6	1.28	1970	26	6	7

In detail, the results of the 129 samples collected along the northern margins of the DMSZ are as follows:

  5 samples returned between 1 – 5.22 g/t Au
  10 samples returned between 0.5 – 1 g/t Au
  58 samples returned between 0.1 – 0.5 g/t Au
  55 samples returned less than 0.1 g/t au

The geochemical results obtained from the trenching program targeting the DMSZ are similar in nature to those obtained in the underground sampling program outlined in section 10.3 of this report and indicate that surface mineralization north of the underground workings is considerably weaker than the reported historical grades within the mine.

One potential scenario that may explain the encountered distribution of mineralization encountered north of the historical workings within the DMSZ is the presence of plunging high grade ore-shoots. As summarized by Poulsen and Robert (1989) and Robert et al. (1994), ore shoots can form in a number of ways, including replacement of deformed objects, as sheared ore bodies, and at intersections such as along fault-bedding, fault-fault, or fault-dike intersections.  However, most ore shoots likely form in dilatant fault jogs and bends (Nelson, 2006).  Based on structural mapping at the Incahuasi property it is the author’s opinion that the dilational type of ore shoot is the most likely type to occur on the Incahuasi property based on the following reasons:

I.

There is no evidence of replacement style of mineralization within the deposit.

II.

Mineralization does not appear to be focused along structural intersections based on mapping conducted on the property as well as historical compilation of underground mine data.

III.

Mineralized quartz veins are hosted within discrete D1 thrust related fault/shear zones that have been offset by a brittle D2 thrust related event.  There is no evidence for shearing of a pre-existing ore body.

Dilational ore-shoots form along pre-syn mineralization faults in localized, elongated structural openings perpendicular to the slip vector.  Detailed 1:50 scale structural mapping was completed along each of the ten trenches across the DMSZ with the goal of defining the overall slip vector of the shear zone.  To define the slip vector within the DMSZ a total of 225 poles to the planes of folded quartz veins were plotted on an equal area stereonet to determine the overall fold axis orientation of these folded quartz veins.  The results show that the fold axes of these veins collectively plunge 05/005 (figure 13), indicating that the overall slip vector within the DMSZ would have an orientation of 85/185.  This implies that any potential ore shoots within the DMSZ would plunge shallowly to the north at an orientation of 05/005.  Ore shoots present within the old mine workings would therefore not have any surficial expression to the north.

To test the hypothesis of sub – horizontal blind ore shoots within the Incahuasi mine and/or any potential extension northward underneath the area of trenching within the DMSZ a series of drill tests should occur.  The 2007 drill program was very limited and in the author’s opinion has not adequately tested the DMSZ for potential ore-shoots and/or strike and down-dip extensions of mineralization.  Results of the 2007 drill program that initially tested the DMSZ are discussed in section 11 of this report.

10.5

Trenching of the Western Vein Group

A trenching program consisting of four trenches targeting exposed veins within the WVG was conducted during November – December 2006.  The purpose of the program was to further test for Au bearing vein sets identified in the reconnaissance sampling program and to discover new vein sets buried under colluvium.  The primary focus of this program was to conduct 1:50 scale detailed structural mapping and continuous chip sampling across a 45 meter long historical trench, (INWZTR04), that yielded the lone bonanza grade of 231 g/t Au during the reconnaissance program.  The location data of this trench is presented below in Table 7.  Three other trenches were excavated to the north of

Figure 13:  Equal area stereonet projection of folded quartz veins within the DMSZ.

A total of 225 vein orientations were collected during detailed 1:50 scale structural mapping on trenches situated across the DMSZ.  Veins were observed to be folded in both surface and underground outcrops within the shear zone.  The veins have been plotted as poles to the planes and have been statistically contoured using the Geo-Orient program.  This contouring demonstrates that the poles to the veins fit along a best fit girdle oriented 095/85, indicating a overall calculated fold axis, β, of 05/005.  The calculated representative axial plane of the folded quartz veins is oriented 002/59 and is parallel to the overall orientation of the DMSZ.  This is consistent with the interpretation that the veins were folded, using a simple shear model, during the development of the DMSZ.  The slip vector within a simple shear model will be perpendicular to the calculated fold axis, and in this case has an orientation of 85/185 indicating dip-slip movement.  Therefore any potential ore shoots within the DMSZ will be oriented 05/005 as dilational ore shoots form perpendicular to the slip vector.

INWZTR04 and targeted blind quartz veins.  The trenches were spaced approximately every 25 meters moving northward from the historical trench and were oriented perpendicular to the north – south oriented veins that were exposed within the WVG.  These exploratory trenches did not reveal any blind quartz veins and were therefore not sampled.  Surficial quartz veins in the vicinity of these three trenches returned anomalous gold values up to 0.49 g/t Au; however many samples returned assays below detection limits.

Table 7: WVG Trench Location Data

Trench ID	Western end point UTM eastings (WGS 84)	Western end point UTM northings (WGS 84)	Eastern end point UTM eastings (WGS 84)	Eastern end point UTM northings (WGS 84)	Trench length (m)
INWZTR04	682435	7186470	682479	7186464	45

Results from the continuous chip sampling conducted on INWVTR04 are presented below in Table 8.

Table 8: Results from Continuous Chip Sampling of Trench INWVTR04

SampleID	FieldID	UTM_East (WGS 84)	UTM_North (WGS 84)	Au_ppm Au-GRA22	As_ppm ICP41	Sb_ppm ICP41	Interval From (m)	Interval To (m)
C496161	INWZTR04	682479	7186464	0.14	108	5	0	1.5
C496163	INWZTR04	682477	7186464.2	0.11	130	5	1.5	3
C496164	INWZTR04	682476	7186464.3	0.09	101	2	3	4.5
C496165	INWZTR04	682475	7186464.5	0.025	99	3	4.5	6
C496166	INWZTR04	682473	7186464.7	0.025	65	4	6	7.5
C496167	INWZTR04	682471	7186465	0.025	97	2	7.5	9
C496168	INWZTR04	682470	7186465.1	0.36	644	14	9	10
C496171	INWZTR04	682469	7186465.3	1.37	2610	35	10	10.5
C496173	INWZTR04	682469	7186465.3	3.36	1430	7	10.5	11.5
C496174	INWZTR04	682467	7186465.5	0.19	2110	9	11.5	13
C496175	INWZTR04	682466.1	7186465.7	0.13	2110	17	13	14.5
C496176	INWZTR04	682465.1	7186465.8	0.17	759	3	14.5	16
C496177	INWZTR04	682463.1	7186466.1	0.18	196	1	16	17.5
C496178	INWZTR04	682461.1	7186466.3	0.06	303	2	17.5	19
C496179	INWZTR04	682460.1	7186466.5	0.025	231	3	19	20.5
C496180	INWZTR04	682459.1	7186466.6	1.01	631	8	20.5	21.5
C496181	INWZTR04	682457.1	7186466.9	0.14	509	6	21.5	22.5
C496183	INWZTR04	682457.1	7186466.9	0.3	962	12	22.5	23
C496184	INWZTR04	682456.1	7186467	0.55	5360	17	23	24.5
C496185	INWZTR04	682455.1	7186467.1	0.17	1300	6	24.5	26
C496186	INWZTR04	682453.2	7186467.4	87	9120	42	26	27
C496187	INWZTR04	682452.2	7186467.6	0.84	2210	13	27	28.5
C496188	INWZTR04	682451.1	7186467.7	0.7	3380	16	28.5	30
C496191	INWZTR04	682449.2	7186467.9	0.15	678	11	30	31
C496193	INWZTR04	682448.2	7186468.1	3.86	247	6	31	32
C496194	INWZTR04	682446.2	7186468.3	0.47	87	10	33	34
C496195	INWZTR04	682445.2	7186468.5	0.07	77	3	34	35.5
C496196	INWZTR04	682443.2	7186468.8	0.025	58	7	35.5	37
C496197	INWZTR04	682442.2	7186468.9	0.13	1080	9	37	38
C496198	INWZTR04	682441.2	7186469	9.14	7440	78	38	38.5
C496199	INWZTR04	682441.2	7186469	1.57	4550	17	38.5	39.5
C496200	INWZTR04	682439	7186469.3	0.82	6820	30	39.5	40
C494441	INWZTR04	682439	7186469.3	0.25	1080	7	40	41.5
C494443	INWZTR04	682437.3	7186469.5	5.81	20000	56	41.5	42
C494444	INWZTR04	682437.3	7186469.5	0.31	368	3	42	43.5
C494445	INWZTR04	682435.3	7186469.8	0.06	96	5	43.5	45

Results of the trenching demonstrate higher grade values tend to occur in discrete veins that are surrounded by lower grade mineralization.  Various interval calculations are possible depending on cut off grade and dilution factors.  No upper “over-cut” grade was established, as this practice is used in a mining situation whether abundant information on grade and reproducibility of results is available for the deposit. The amount of data at Incahuasi is limited; therefore no assumptions can be made at this stage in exploration process.  Using no lower cut off grade or dilution an interval of 2.56 g/t Au over 45 meters is calculated.  Calculated intervals are presented below in Table 9 using a lower cut off grade of 0.1 g/t Au and dilutions of 1.5 and 3 meters.

Table 9: Calculated Mineralized Intervals from INWVTR04

Sample ID	Interval From (m)	Interval To (m)	Au_ppm GRA22	Scenario #1: Uncut	Scenario #2: 0.1 g/t Au cut off including dilution of 3 m		Scenario #3: 0.1 g/t Au cut off including dilution of 1.5 m
			interval (m)	44	25.5	33.5	14	10	8
C496161	0	1.5	0.14	0.005
C496163	1.5	3	0.11	0.004
C496164	3	4.5	0.09	0.003
C496165	4.5	6	0.00	0.000
C496166	6	7.5	0.00	0.000
C496167	7.5	9	0.00	0.000
C496168	9	10	0.36	0.008	0.0141	0.0107		0.036
C496171	10	10.5	1.37	0.016	0.0269	0.0204		0.069
C496173	10.5	11.5	3.36	0.076	0.1318	0.1003		0.336
C496174	11.5	13	0.19	0.006	0.0112	0.0085		0.029
C496175	13	14.5	0.13	0.004	0.0076	0.0058		0.020
C496176	14.5	16	0.17	0.006	0.0100	0.0076		0.026
C496177	16	17.5	0.18	0.006	0.0106	0.0081		0.027
C496178	17.5	19	0.06	0.002	0.0035	0.0027		0.009
C496179	19	20.5	0.00	0.000	0.0000	0.0000
C496180	20.5	21.5	1.01	0.023	0.0396	0.0301	0.072
C496181	21.5	22.5	0.14	0.003	0.0055	0.0042	0.010
C496183	22.5	23	0.30	0.003	0.0059	0.0045	0.011
C496184	23	24.5	0.55	0.019	0.0324	0.0246	0.059
C496185	24.5	26	0.17	0.006	0.0100	0.0076	0.018
C496186	26	27	87.00	1.977	3.4118	2.5970	6.214
C496187	27	28.5	0.84	0.029	0.0494	0.0376	0.090
C496188	28.5	30	0.70	0.024	0.0412	0.0313	0.075
C496191	30	31	0.15	0.003	0.0059	0.0045	0.011
C496193	31	32	3.86	0.088	0.1514	0.1152	0.276
C496194	33	34	0.47	0.011	0.0184	0.0140	0.034
C496195	34	35.5	0.07	0.002	0.0041	0.0031	0.008
C496196	35.5	37	0.00	0.000		0.0000
C496197	37	38	0.13	0.003		0.0039			0.0163
C496198	38	38.5	9.14	0.104		0.1364			0.5713
C496199	38.5	39.5	1.57	0.036		0.0469			0.1963
C496200	39.5	40	0.82	0.009		0.0122			0.0513
C494441	40	41.5	0.25	0.009		0.0112			0.0469
C494443	41.5	42	5.81	0.066		0.0867			0.3631
C494444	42	43.5	0.31	0.011		0.0139			0.0581
C494445	43.5	45	0.06	0.002					0.0113

			Au Grade:	2.56	3.99	3.35	6.88	0.55	1.31

The calculated intervals outlined in Table 9 demonstrate that the WVG target has the potential to host bulk tonnage style of mineralization.

10.6

Time Domain Induced Polarization Survey:

An 11.25 line km Time Domain IP survey was conducted over mineralized and unmineralized areas of the Incahuasi property during November 2007.  Five IP lines were completed over the known deposit area with an additional four exploratory IP lines completed to the north and south of the deposit area (figure 14).  Location data of the IP lines is presented below in Table 10.

Table 10: IP Line Location Data

Line ID	Western end point UTM eastings (WGS 84)	Western end point UTM northings (WGS 84)	Eastern end point UTM eastings (WGS 84)	Eastern end point UTM northings (WGS 84)	Line length (km)
7187250	682200	7187250	683450	7187250	1.25
7186850	682400	7186850	683050	7186850	0.65
7186650	682150	7186650	683300	7186650	1.15
7186450	682200	7186450	683300	7186450	1.1
7186250	682750	7186250	683450	7186250	0.7
7186050	682175	7186050	683425	7186050	1.25
7185850	682075	7185850	683325	7185850	1.25
7185350	682475	7185350	683500	7185350	1
7179170	679675	7179170	683200	7179170	3.5
				Total	11.85

680000
682000
684000
686000
7188000
7186000
7184000
7182000
7180000
1205R2006
1188C2006
450A
1192A2006
1191A2006
1176A1993
75A1993
450B
1303C2006
146C2007
0
2000 m

Figure 14 illustrates the line locations associated with the Time Domain IP survey.  The green lines depict the IP lines, the black rectangle indicates the Incahuasi deposit area.

LINE 86050N RESISTIVITY
82200 E
82300 E
82400 E
82500 E
82600 E
82700 E
82800 E
82900 E
83000 E
83100 E
83200 E
83300 E
83400 E
4200
4100
4000
3900
3800
3700
ELEVATION (meters)
RESISTIVITY
LINE 86050N CHARGEABILITY
CHARGEABILITY
[UTM 682175,7186050]
[UTM 683425,7186050]

SPECIFICATIONS:

Array: Pole-Dipole
Movement Interval: 50 m
Dipole length: 50 m
Frequency: 0.125 Hz
Contour Interval: resistivity - logarithmic
chargeability 2.0 mV/V
Inversion Software: UBC-DCIP2D Ver 3.2

INSTRUMENTATION:

Receiver: Elrec Pro
Transmitter: Huntec 7.5

PERSONNEL:

J. Herrera

Scale 1:5000

100 0 100 200 300
(meters)

CARDERO RESOURCES ARGENTINA SA

Inversion Section 86050N
Incahuasi Project

Catamarca Province, Argentina

Time-domain IP Survey
Date: Nov, 2007

QUANTEC GEOSCIENCE ARGENTINA SA

Figure 15 illustrates typical results obtained from the IP program. The relatively flat lying sharp contacts between high and low resistivity and chargeability zones within the survey conducted over the Incahuasi property are interpreted to be associated with the position of the salt saturated ground water table.

The results of the survey were preliminarily interpreted by was done in conjunction with the geophysical contractor, Quantec Geoscience Argentina S.A. The primary finding of the survey is that the ground water was found to be salt saturated producing a very conductive environment that masked the electrical contrasts and responses of the rocks being investigated.  The level of the water table is approximately 100 meters below the deposit and is observed as a flat lying sharp contact between high and low resistivity and chargeability zones.  An example of this is outlined in figure 15.  In summary the IP survey conducted over the Incahuasi property is of little to no use in identifying potential zones of mineralization due to the salt saturated ground water associated with the Salar de Hombre Muerte located to the north and east of the property boundaries.

11.0

Drilling

11.1

Historical Drilling

Ten reverse circulation drill sites have been identified at Incahuasi by Cardero personnel.  These holes are believed to have been drilled by Triton Resources or a partner in the mid-late 1990s.  No data is available for these holes.  Visual assessment of drill sites indicates that holes were drilled to test vein material within the existing workings at a shallow depth (<100m).  Based on the position of drill sites, these holes clearly did not test the strike or depth extent of mineralization and it is likely that they did not test adequately the main vein system.

11.2

2007 Diamond Drill Program Results

In 2007 five diamond drill holes totaling 634 meters of NTW core tested the DMSZ and WVG target areas with four and one diamond drill holes respectively (figure 5).   Location and orientation data of the drill holes is presented below in Table 11.

Table 11: Location and Orientation of 2007 Diamond Drill Holes

DDH name	Easting	Northing	Zone tested	plunge	aziumuth	length (m)
DDH-07-IH-001	682778	7186224	DMSZ	70	270	196.5
DDH-07-IH-002	682849	7185979	DMSZ	80	270	82.29
DDH-07-IH-003	682708	7186396	DMSZ	85	270	139.6
DDH-07-IH-004	682754	7186383	DMSZ	85	270	151.16
DDH-07-IH-005	682473	7186461	WVG	57	285	64.44
					Total	633.99

A summary of the results is presented below in Table 12.

Table 12: Summary Results of 2007 Diamond Drill Program

Drill Hole	From (m)	To (m)	Interval (m)	Au ppm	As ppm	Sb ppm	Comments
DDH-07-IH-001				no significant results			Drill hole did not intersect DMSZ
DDH-07-IH-002				no significant results			Hole abandoned prior to testing DMSZ
DDH-07-IH-003	68	72.15	4.15	0.26	848	10.8	Intersected DMSZ at projected depth as a fault breccia
DDH-07-IH-004	139	141	2	0.53	1485	10.7	Intersected DMSZ at projected depth as a fault breccia
DDH-07-IH-005	10	12.8	2.8	0.38	3882	12.25	Drill hole did not intersect veins of WVG

11.3

Discussion and Interpretation of Drill Program Results

The following discussion and interpretation of the results of the 2007 is based on the structural model, property geology, and characteristics of the mineralized zones described in sections 7 and 9 of this report.  A number of assumptions are made in the following discussion regarding both the DMSZ and the WVG drill tests:

  The structural model as described in 7.5 is fundamentally correct.
  It is assumed that the DMSZ maintains a constant 65 degree dip towards the east down section
  The registered underground mine plans and 30 meter spacing between the levels is accurate.

11.3.1

DDH-07-IH-001

DDH-07-IH-001 was drilled to test the immediate down-dip extension and possible ore shoot associated with Level IV.  In summary, the drill hole did not intersect the DMSZ horizon which was projected to occur at 125 meters depth.   Drilling continued to 196.5 meters to ensure the DMSZ was not offset in a manner not predicted by the current structural interpretation outlined in section 7.5 of this report.  A total of six samples were collected from zones of volumetrically insignificant quartz veining and returned very low level gold values.

A fault zone encountered at 125 meters depth at an angle of 40 degrees to the core axis provides a possible explanation as to why the DMSZ was not encountered in DDH-07-IH-001.  Based on the current structural understanding of the Incahuasi property it is the author’s opinion that a low angle D2 related thrust fault was encountered prior to the drill hole intersecting the DMSZ.  Figure 16 illustrates the interpretation that the DMSZ has been offset to the west an unknown distance by a low angle D2 related thrust fault.

11.3.2

DDH-07-IH-002

DDH-07-IH-002 was drilled to test the down dip extension of Level VI and for potential ore-shoot geometries associated with a flexure of the DMSZ where the strike of the underground workings changes from N-S to NE-SW would create a dilational zone.  This hole was abandoned as it was found to shallow to an inclination of 70 degrees at 61 meters.  Continued drilling with the 70 degree inclination would have meant drilling into the workings instead of below them.

11.3.3

DDH-07-IH-003

DDH-07-IH-003 was drilled to test for a potential northern extension of mineralization found on level III within the former mine workings. The drill hole intersected the DMSZ at 72.3 meters, which is consistent with the projected depth of 70 meters.  The DMSZ was intersected from 68.64 – 85.0 meters and has a true thickness of 9.9 meters at this location (figure 17).  The intersected interval of the DMSZ is characterized by a polymictic clast supported breccia containing 75% clasts and 25% clay matrix.  Clasts are angular, 2-15 mm in diameter, and are comprised of white quartz and siltstone fragments. Within this breccia body are four discrete intervals ranging from 0.5 – 2.5 meters in thickness where quartz fragments comprise greater than 75% of the rock volume, indicating the brecciation of pre-existing quartz veins.

The structural and lithological characteristics of the DMSZ intersected within DDH-07-IH-003 have changed considerably from that observed on the surface.  From drill core the host lithologies of the DMSZ are shales and siltstones and the structure is a fault breccia.  A possible interpretation to explain the different host lithologies encountered within the DMSZ, using a fold and thrust model of deformation, is that the shear zone is slightly discordant to the orientation of bedding and that it “steps” up stratigraphy by an unknown amount at this location.  The change in structural styles observed within DMSZ at this time cannot be easily reconciled with the amount of information currently available.  However, one possible scenario is that the during the development of the DMSZ the shale rich lithologies acted as aquitard increasing pore fluid pressure below the shales, until pore fluid pressure exceeded lithostatic pressure and a brecciation of shales took place locally.  This scenario can account for the observed brecciated textures within drill core while allowing for the overlying parts of the structure to appear seemingly unaffected, as pore fluid pressure could have dissipated rapidly within the shale unit.

11.3.4

DDH-07-IH-004

DDH-07-004 was drilled to test the down dip continuity of the DMSZ intersected in DDH-07-IH-003 and to test for a potential northern extension of mineralization found on level IV within the former producing.  The drill hole intersected what is interpreted to be a part of the DMSZ from 138.4 – 151.16 meters; the projected depth of intersection was 120 meters (figure 17).  This interval is characterized by six separate polymictic fault breccia zones that are interspersed with minor zones of quartz veins and/or veinlets.  This part of the DMSZ is quartz poor in comparison to that encountered in DDH-07-IH-003 and on surface and is hosted predominantly in fine grained sandstones interbedded with thin layers of shale.  The change in host lithology of the DMSZ between DDH-07-IH-003 and DDH-07-IH-004 again supports the interpretation that the shear zone is discordant to bedding. The fact that the host lithology and structural style of the DMSZ changes down-dip indicates the need for further drilling to understand the structure to the north of the mine area.

11.3.5

DDH-07-IH-005

DDH-07-IH-005 was drilled to the mineralized axial planar parallel veins within the Western Vein Group target area.  The drill hole was collared on top of quartz veins associated with the WVG five meters south of the eastern limit of the INWZTR04 trench. In summary, the drill hole did not intersect the veins associated with the WVG.  One possible scenario to explain not intersecting these veins is a fault zone encountered from 4.5 – 5 meters depth.  The orientation of DDH-07-IH-005 was 57/285 essentially perpendicular to the strike of the veins encountered in the trench; therefore if the fault dipped moderately toward the north it would provide a possible explanation as to why the WVG veins were not intersected in drill core.  There is a need for further drilling to adequately test the veins within this target area.

Figure 16: Cross section illustrating the trace of drill hole DDH-07-IH-001. The cross section illustrates the interpretation that the drill hole intersected a low angle D2 thrust fault prior to intersecting the DMSZ.

Figure 17 illustrates the drill hole traces of DDH-07-IH-003 and DDH-07-IH-004 through the DMSZ. Note the interpreted jog within the DMSZ at the point where DDH-07-IH-003 intersects the zone. The trace of DDH-07-IH-005 is depicted on the western region of the section.

Drilling achieved approximately 70% recovery through the DMSZ in drill holes DDH-07-IH-003 and DDH -07-IH-004.  Difficult drilling conditions through the DMSZ required the use of high water pressure through the zone that lead to “washing” the fines out of drill core.  This may adversely effect the accuracy of results, if there is Au contained within the fine fractions of the fault breccia that characterize the DMSZ in the above mentioned drill holes.

12.0

Sampling Method and Approach

Sampling conducted during the 2006 and 2007 programs was conducted by Cardero personnel using standard geoscience practices and procedures.  Extensive information on location, number, type, nature and density of surface samples is provided in section 10.0 and 11.0 of this report.

13.0

Sample Preparation, Analyses and Security

No sample preparation was carried out in the field for any rock samples during the 2006 and 2007 exploration programs.  Drill core was sawn longitudinally by Cardero personnel, with one half being submitted for analysis (quarter-core for duplicates).  Where intervals of drill core were broken and contained loose fine material, a representative sample containing half of the material that made up the interval was submitted.

All samples collected during the 2006 and 2007 exploration programs were securely transported by Cardero staff to Mendoza where they were prepared for analysis by ALS – Chemex.  Pulps were then sent by ALS Chemex to their laboratory in La Serena, Chile for gold fire assay, and to the ALS Chemex laboratory in Vancouver, BC for multi-element determinations.  ALS Chemex is ISO-9001 certified and also has ISO 17025 certification by the Standards Council of Canada for its Canadian operations as well as for their laboratory in La Serena, Chile.

All rock samples were analyzed for gold using one or more of the following techniques:

  50 g fire assay – Atomic Absorption Spectroscopy finish
  50 g fire assay – Gravimetric finish
  1000 g Metallic screen fire assay - Gravimetric finish (for use in coarse grained gold deposits)

In addition, a multi-element suite was determined for all samples by aqua regia digestion and Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish.

Discrepancies in gold content of some repeat samples with elevated concentrations are attributed to the ‘nugget effect’ resulting from the presence of coarse gold and are normal and expected for this type of vein deposit.  Cardero has incorporated procedures into its QA/QC program to aquire data in order to better understand the gold distribution at Incahuasi, and the potential effects of sample heterogeneity on gold grade.

Cardero’s internal protocols for QA/QC were carried out during the 2006 and 2007 exploration programs.  This involved the insertion of blind certified reference materials, field duplicates, and preparation duplicates at a rate of 1 in 20 samples.  Exceptions to this protocol were the trenching program of the Dead Man’s Shear Zone and the Western Vein Group where field duplicates were collected at a rate of 1 in 10 samples. and early reconnaissance sampling included neither field nor preparation duplicates.  The author believes that the sample preparation, security, and analytical procedures were adequate during the 2006 and 2007 exploration programs.

14.0

Data Verification

ALS Chemex of Mendoza, Argentina, La Serena, Chile, and Vancouver, Canada prepared and analyzed all samples from the 2006 and 2007 exploration programs. The laboratory’s internal QA/QC procedures include the insertion of reagent blanks, certified reference materials, and pulp replicate samples to monitor analytical precision and accuracy.  Cardero independently reviewed this and their own QA/QC data regularly and was satisfied with the quality of the analytical results.

15.0

Adjacent Properties

The nine concessions that cover the Incahuasi property are the only gold concessions in this area.  They are bounded to the north and east by concessions by FMC Corp. for lithium mining of lithium salts from the salar.

16.0

Tailings Sampling and Scoping Level Metallurgical Test Work

Initial reconnaissance sampling of the 75000 m3 tailings dump at the northern end of the Incahuasi property yielded an average grade of 3.12 g/t Au from twenty five samples taken.  Due to the initial positive results obtained from the reconnaissance sampling program, a systematic two staged sampling program targeting the tailings and waste rock piles was designed and completed.  The objectives of this program were to define a gold resource within the tailings and to ascertain whether the gold would be recoverable using conventional processing techniques.

Stage one of the sampling programs was designed to obtain representative gold grade estimates from both the 75000 m3 tailings dump and 25000 m3 waste rock pile.  Forty three samples were collected from 1.5 meter diameter pre-existing auger holes that were situated on 25 meter centers across the tailings dump.  These samples were collected from vertical channels from the top of the tailings pile to the bottom of the auger holes that were 1 – 2 meters deep.  The average gold grade from these forty three samples was 1.7 g/t Au, with a range from 0.34 - 4.47 g/t Au.  All grades were obtained using an atomic absorption analysis method.  Twenty-two waste rock samples were collected in vertical hand dug channels along the 25000 m3 waste rock pile.  The average waste rock grade was 1.67 g/t Au with a range from 0.06 – 11.08 g/t Au.

The second stage of sampling involved the collection of a representative 150 kg sample from both the tailings and waste rock dumps with the following objectives in mind: 1) to obtain an accurate volume estimate of the tailings pile, 2) to obtain a representative Au grade for the tailings and waste rock piles in an attempt to define a resource, 3) to collect a bulk sample for metallurgical testing.

The collection of the tailings bulk sample involved the machine excavation of a total of seven east – west oriented trenches spaced every 25 meters across the tailings dump.  Location data of each trench is presented below in Table 13.  A total of 36 samples were collected from the seven trenches.  Vertical channels were hand dug from the top of the tailings pile down to bedrock at 15 meter intervals within each of the trenches. From each vertical channel, sampling was conducted such that material was collected from the top to the bottom of the channel; therefore the samples collected were representative of the entire thickness of the tailings pile at that sample location.  Each sample collected was approximately 5 kg such that a total of 150 kg of material was collected that could be later homogenized for use in metallurgical testing.

Table 13: Fine Tailings Trench Location Data

Trench ID	Western end point UTM eastings (WGS 84)	Western end point UTM northings (WGS 84)	Eastern end point UTM eastings (WGS 84)	Eastern end point UTM northings (WGS 84)	Trench length (m)
INFTTR01	682629	7187035	682674	7187039	45.4
INFTTR02	682606	7187013	682710	7187014	102.9
INFTTR03	682642	7186985	682718	7186986	77.3
INFTTR04	682648	7186957	682724	7186956	76.5
INFTTR05	682648	7186923	682708	7186924	60
INFTTR06	682646	7186896	682692	7186898	46
INFTTR07	682641	7186863	682671	7186864	30.4

The collection of the waste rock bulk sample involved the machine excavation of a total of six vertical channels spaced every 25 meters along the northern edge of the waste rock pile.  Location data of each trench is presented below in Table 14.  A total of one sample of approximately 25 kg was collected from each of the six trenches to be later homogenized for metallurgical testing.

Table 14: Waste Rock Pile Trench Location Data

Trench ID	Top of vertical channel UTM eastings (WGS 84)	Top of vertical channel UTM northings (WGS 84)
INCTTR01	682571	7186736
INCTTR02	682567	7186710
INCTTR03	682573	7186670
INCTTR04	682576	7186633
INCTTR05	682580	7186621
INCTTR06	682600	7186604

These samples were sent to SGS laboratories in Lakefield, Ontario where a scoping level metallurgical study has been completed.  The program had been designed to answer the required processing questions and include the following works: a basic mineralogical evaluation, grinding characterization testwork and a broad spectrum chemical analysis for each composite head sample.  Gold recovery tests include: gravity separation, floatation, and cyanidation of whole ore, gravity tailings, and flotation concentrate.

Results from SGS laboratories indicate that the average head grade of the homogenized tailings and waste rock samples are 1.22 g/t Au and 0.77 g/t Au respectively.

The following gold recovery testes were conducted on both the tailings and waste rock composite samples:

  Gravity separation
  Gravity separation followed by cyanidation
  Gravity separation followed by flotation
  Whole ore cyanidation
  Whole ore flotation.

Table 15 presented below presents the results obtained from gravity separation, flotation, and cyanidation tests for both the tailings and waste rock composite samples.

Table 15:  Gold Recovery Test Results from Tailings Dump and Waste Rock Pile

Gold Recovery Tests:	Results: Tailings dump material Au ppm	Results: Waste rock pile material Au ppm
Gravity + Cyanidation tailings	0.32	0.06
Gravity + Flotation tailings	0.24	0.13
Whole Ore Cyanidation tailings	0.35	0.05
Whole Ore Flotation tailings	0.25	0.13
	*	**

*

Flotation rougher concentrate grade was 8.24 g/t Au (6-10% of mass to rougher concentrate.

**

Flotation rougher concentrate grade was 9.0 g/t Au (11-15% of mass to rougher concentrate.

The results from gold recovery tests conducted by SGS indicate that gravity separation recovered 56% and 24% of the gold from the tailings and waste rock composite samples respectively.  The lowest recoverable grades from the tailings composite sample were obtained from the floatation of whole ore or gravity tailings; whereas the lowest recoverable grades from the waste rock composite sample was obtained from the cyanidation of whole or gravity tailings.

SGS has provided the following suggestions for further test work to be conducted on the tailings and waste rock composite samples:

  Bulk flotation (10kg) of gravity tailings to collect rougher concentrate for cyanidation tests.  The bulk floatation would decrease the amount of material going to the leech circuit.
  Flotation tailings should undergo cyanidation to evaluate the possibility of extracting the additional incremental Au reported to the flotation tailings.

Cardero has indicated it will not pursue further testwork at present, though it may evaluate the project in the future if high gold prices are sustained.

17.0

Mineral Resource and Mineral Reserve Estimates

There are no resource or reserve estimates available for the Incahuasi property.  This is an early stage project in which exploration of the Incahuasi vein system is the goal.

18.0

Interpretation and Conclusions

The Incahuasi property, located in Catamarca, Argentina represents a large structurally controlled Au bearing system within the Ordovician aged Santa Victoria Group sediments that is consistent with a Sediment Hosted Vein (SHV) deposit model, a subset of the broader orogenic class of deposits.   The three main zones of mineralization; the Dead Man’s Shear Zone (DMSZ), the Western Shear Zone (WSZ), and the Western Vein Group (WVG) provide the primary target areas on the property and span an area 900 x 450 meters.

Au mineralization on the property is primarily structurally controlled and is hosted within west verging fold and thrust related structures associated with the Ordovician Ocloyic orogeny.  These mineralized structures have been undergone minor offset on the order of 10’s of meters related to west verging thrust faults believed to be Tertiary in age.  The primary target area is the DMSZ, this structure has a recognized strike length of 900 meters and an average width of approximately 10 meters and has been the focus of historical production on the property being mined on six levels to a depth of 130 meters.  The WSZ represents a secondary target on the property and is interpreted to be a minor splay off of the DMSZ.  The structure has an exposed strike length of 340 meters and has been mined on three levels to a depth of 90 meters.  The presence of the WSZ indicates the possibility that other similar blind structures may be present at depth.  Finally the WVG provides a bulk tonnage style of target with Au bearing quartz veins occurring over a 200 x 90 meter area.  These veins are hosted within 2nd and 3rd order D1 related folds that are situated in a discrete D1 thrust sheet.

The DMSZ remains the most attractive exploration target as a high grade underground mine deposit.  While the geochemical results from the trenching program located to the north of the underground mine workings did not compare favourably to the reported average grade of 14.21 g/t Au (Gonzalez, 1999) of the mine, consistently anomalous gold values ranging from 0.1 – 0.5 g/t Au indicates the mineralized system extends to the north of the former mine.  Detailed structural mapping of the trenches indicate that potential ore shoots would plunge shallowly to the north.  This means that any high grade mineralization found within the mine would likely not be exposed to the north of the mine workings.

Initial drill testing of the DMSZ was very limited and is considered inadequate at this time with only two drill holes testing for a potential northern extension to the mineralization found within the underground mine and one drill hole testing beneath level IV of the actual mine workings.  DDH-07-IH-003 and DDH-07-IH-004 were drilled to the north of the historical mine and intersected the DMSZ at the expected depth returning low level anomalous gold values through select intervals of the zone.  Interestingly the lithological and structural characteristics of the DMSZ were observed to change from that found on the surface in these two drill holes.  The DMSZ as intersected was characterized as a fault breccia that contained abundant quartz vein clasts hosted within shale and siltstone units.  The author concludes these results demonstrate that the DMSZ is discordant to bedding and that sandstone units are the preferred lithology for the development of quartz veins.   DDH-07-IH-001 was drilled to test for a down dip extension of mineralization found on Level IV but did not intersect the DMSZ.  Based the structural model developed during the 2006 and 2007 exploration programs the author interprets that the DMSZ was not intersected due to that structure being offset by a D2 related thrust fault and that the DMSZ extends down-dip at some unknown location to the east.

The Western Vein Group provides an attractive bulk tonnage style of target on the Incahuasi property as results from trench INWVTR04 returned 3.35 g/t Au over 33.5 meters.  The initial drill test of the WVG was unsuccessful as it did not intersect the Au bearing veins observed within trench INWVTR04.  Further drilling is required to adequately test the mineralization found within this target area.

The Time Domain IP survey conducted on the property during November 2007 had the objective of further defining drill targets based on the high resistivity responses associated with zones of quartz veining.  The survey was found to be ineffectual due to the presence of salt saturated ground water at approximately 100 meters depth.  This ground water provided a very conductive environment that masked the electrical contrasts and the responses of the rocks being investigated.  Therefore, it is the author’s opinion that continued drilling and evaluation of geological data obtained from that drilling provides the only effective means to explore the property.

An aggressive drill program is warranted on the Incahuasi property to investigate:

I.

The down dip and strike extensions of mineralization associated with the historical mine within the DMSZ

II.

The bulk tonnage potential of the WVG.

19.0

Recommendations

19.I

Exploration Program

A comprehensive diamond drill program targeting the Dead Man’s Shear Zone and the Western Vein Group is recommended for the Incahuasi project.  This program will consist of a eleven drill holes totaling 2475 meters; eight targeting the DMSZ and two targeting the WVG.  Figure 18 illustrates a map of the recommended drill program.  A detailed list of recommended drill holes and their rationale is presented below in Table 16.

Table 15: Recommended Drill Program

DDH	Inc/Azi:	Est. EOH:	Rationale
DDH-07-IH-E	-80/270	320 m

Hole planned to target down-dip extension of southern flexure of DMSZ.  Hole designed to test concept of a dilatation zone related to localized flexure in DMSZ and the potentional for Au-bearing vein generation.  The collar location is selected based on variation of dip angle recorded using Tropari borehole survey tool.  DDH should intersect DMSZ 30m to 100m below mine level 6 based on a dip variation of +5[o].

DDH-07-IH-F	-80/280	395 m

Test for western offset of the DMSZ below Level V by low angled NW trending Tertiary thrust faults.  In addition, the hole will test the down dip extension of ore-shoot geometries associated with a flexure of the DMSZ.

DDH-07-IH-G	-80/270	405 m	Test for western offset of the DMSZ below Level V by low angled NW trending Tertiary thrust faults. The hole will test the 200 meter down-dip extension below Level V.
DDH-07-IH-H	-80/270	220 m	Test for a 30m down-dip extension from level V on the DMSZ
DDH-07-IH-I	-80/270	230 m	Test the proposed northern extension of mineralization found on Level V (DMSZ). Down-dip extension from Level IV is 65m.
DDH-07-IH-J	-80/270	240 m	Test for western offset of the DMSZ below the proposed northern extension of Level V by low angled NW trending Tertiary thrust faults.
DDH-07-IH-K	-80/270	250 m	Test for western offset of the DMSZ below the proposed northern extension of Level V by low angled NW trending Tertiary thrust faults.
DDH-07-IH-L	-80/270	155 m	Test for the northern extension of mineralization found on Level IV within the former mine workings.
DDH-07-IH-M	-80/270	105 m	Test for the northern extension of mineralization found on Level III within the former mine workings.
DDH-07-IH-N	-55/090	95 m	Test the mineralized axial planar parallel veins within the Western Vein Group target area.
DDH-07-IH-O	-55/270	60 m	Test the mineralized axial planar parallel veins within the Western Vein Group target area.

I9.2

Budget

•

Drilling:

$371250

•

Vehicles:

$  84000

•

Personnel:

$  57500

•

Camp:

$  53600

•

Fuel:

$  33400

•

Administration:

$  30000

•

Chemical Analysis

$  19530

•

Environmental Monitoring:

$  18900

•

Report:

$  15000

•

Contingency (~15%)

$105000

Total:

$788180

The total budget for the recommended 2475 meter drill program is approximately $800,000 USD.

682400
682600
682800
3970
3980
3990
7186600
DDH-07-IH-M
80/270
105 m
DDH-07-IH-L
80/270
155 m
A
DDH-07-IH-O
55/270
60 m
DDH-07-IH-N
55/090
95 m
DDH-07-IH-005
DDH-07-IH-K
80/270
250 m
DDH-07-IH-003
7186400
DDH-07-IH-004
A'
4010
4020
4040
DDH-07-IH-J
80/270
245 m
B
4070
4050
4060
DDH-07-IH-001
B'
7186200
4080
DDH-07-IH-I
80/270
230 m
DDH-07-IH-H
80/270
220 m
DDH-07-IH-G
80/270
405 m
4090
DDH-07-IH-E
80/270
320 m
7186000
DDH-07-IH-002
DDH-07-IH-F; 80/279; 395 m
0
200 m
4030

Figure 18 depicts the recommended drill program.  Green text and drill hole traces are associated with completed 2007 drill program; red text and drill hole traces represent the recommended drill program.

20.0

References:

Bahlburg, H., and Herve, F., 1997, Geodynamic evolution and tectonostratigraphic terranes of northwestern Argentina and northern Chile, Geol. Soc. Amer.  Bull., v.

109, no.7,  p.869-884.

Bertagni, A., 1938, Informe sobre ls minas de orode la region de Incahuasi, Territorio

Nacional de los Andes. Direccion de Minas y Geologia, Buenos Aires, 7 p.

Chirila, V., 1954, El yacimiento de Incahuasi, Nueva Compania Minera Incahuasi, Salta,

44 p.

Gonzalez, O.E., 1991, Geologia de Mina Incahuasi. Direcion Nacional de Geologia y

 Mineria, CENOA, inedito, San Miguel de Tucuman, 34 p.

Gonzalez, O. y M. Viruel de Ramirez, 1992, Geologia de la Mina Incahuasi,

Departamento Antofagasta de la Sierra, Catamarca. 4o Congresso Nacional de

Geologia Economica, 1: 72-79. Huerta Grande.

Gonzalez, O. E., 1999, Mina Incahuasi, Catamarca. En. Recursos Minerales de la

Republica Argentina (Ed. E.O. Zappettini), Instituto de Geologia y Recursos

Minerales SEGEMAR, Anales 35: 515-520, Buenos Aires.

Klipfel, P., 2005, Initial Evaluation Puna Region, NW Argentina for Sediment Hosted

Vein Deposits Confidential report, 30pp

Klipfel, P., 2006, Sediment Hosted Vein Prospect Review, Puna Region NW Argentina.

Confidential report, 32pp

Klipfel, P., 2007, Summary Report on the Incahuasi Gold Project, NW Argentina.

43-101 Technical Report, 29pp

Monchablon, A., 1947, Informe tecnico del yacimiento de oro de la Nueva Compania

Minera de Incahuasi, Banco de Credito Industrial. Buenos Aires

Ramos, V., 1988, Late Proterozoic – early Paleozoic of South America – a collisional history, Episodes, v. 11, No. 3., p. 168-174.

Rankin, L.R., 2005, Structural interpretation and targeting of SHV gold mineralization in

Paleozoic sediments of NW Argentina from geophysical and LANDSAT Data.

confidential consultants report, 55pp.

21.0

Certificate of Qualified Person

I, Michael C. Henrichsen, P.Geo., do hereby certify that:

I am a Consulting Geologist doing business as Red Viking Consulting, with an office at #852 Windjammer Road

Bowen Island, B.C.

Canada

V0N 1G0

I have graduated from the following universities with degrees as follows:

•

University of Calgary

 B.Sc. Geology, 2000

•

University of British Columbia

       M.Sc. Structural Geology, 2003

I have worked as a geologist for a total of 5 years since my graduation from university.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

I am responsible for the preparation of this technical report titled “Summary Report on the Incahuasi Gold Property” and dated 01/20/08.  I directed the 2006 and 2007 exploration programs on the Incahuasi property.  During these programs I planned and/or supervised geochemical sampling, geological mapping, trenching & drilling programs and prepared the reports detailing the results of these exploration programs.  My rmost recent personal inspection of the Incahuasi property lasted from June 2 – 3rd, 2007.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

I am not independent of the issuer as all of my income since May 2005 has been received from the issuer and I hold incentive stock options.

I have read National Instrument 43-101 and Form 31-101F and this report has been prepared in compliance with this instrument and form.

Dated at Bowen Island, British Columbia, this 20th day of January, 2008.